UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech’s ZenaDrone Initiates AUVSI Membership Upgrade, Enabling Leadership on Drone Policy and Strengthening US Defense and Government Engagement
99.2	ZenaTech Closes a Seventh Drone as a Service (DaaS) Acquisition in North Carolina Expanding its Southeast Region and Government Opportunities
99.3	ZenaTech Acquires Cardinal Civil Resources, a Virginia-Based Land Surveying and Engineering Firm Serving Three States and Large Customers Including US Department of Transportation
99.4	ZenaTech Reports Over 500% Increase in Year-Over-Year Revenue for Second Quarter of 2025 and Over 250% Increase in Revenue for the First Six Months of Year
99.5	ZenaTech Signs Offer to Acquire a Flight School Enabling Complex BVLOS Missions and Potential Drone as a Service (DaaS) US Government and Military Contracts
99.6	ZenaTech Unveils New Quantum Computing Division to Accelerate Advanced Drone and Defense Capabilities
99.7	ZenaTech Signs Agreements to Acquire Two Florida Companies, Expanding Drone as a Service Footprint into Aviation, Defense, and Power Washing
99.8	ZenaTech Signs Offer to Acquire a UK Telecom Sector 3D Design & Modeling Company, Expanding Drone as a Service European Footprint
99.9	ZenaTech’s Spider Vision Sensors Expands Drone Component Manufacturing Capabilities Enabling Compliant Global Supply Chain for US Defense Customers
99.10	ZenaTech’s Zena AI Launches a Quantum Computing Initiative for US Defense and Homeland Security Drone Applications
99.11	ZenaTech to Highlight Progress on Drone as a Service and US Defense Business at Multiple Upcoming Investor Conferences
99.12	ZenaTech Signs Offer to Acquire a Warehouse and Inventory Management Company with Established Long-Term US Defense Government Contracts, Accelerating DaaS Expansion on the East Coast
99.13	ZenaTech Announces the Acquisition of Lescure Engineers Inc. Expanding Drone as a Service (DaaS) to California’s Precision Agriculture and Viticulture Markets
99.14	ZenaTech’s ZenaDrone Subsidiary Commences Testing of Its IQ Square Drone for Public Safety and Emergency Response Applications, a USD $5.5 Billion Market
99.15	ZenaTech Signs Offer to Acquire Washington Land Surveying and Mapping Firm Expanding Drone as a Service (DaaS) in the Northwest Tapping into an $8.5 Billion US Market
99.16	ZenaTech Closes Tenth Acquisition of A&J Land Surveyor Inc., Expanding Drone as a Service (DaaS) to Florida’s Aviation, Utility, and Infrastructure Market
99.17	ZenaTech Signs Offer to Acquire Colorado Land Surveying Firm, Expanding National Drone as a Service (DaaS) Business into a $36 Billion US Surveying and Mapping Market
99.18	ZenaTech Developing Proprietary Quantum Computing Hardware Platform for Defense, Infrastructure and Drone Fleet Projects
99.19	ZenaTech Announces Establishment of Its Global Drone as a Service (DaaS) Business Headquarters in Orlando, Leveraging an Industry Growing at Over 36% Annually

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2025

ZENATECH, INC.

By:

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer